Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)	For the Three Months Ended March 31, 2010	For the Twelve Months Ended December 31, 2009	For the Three Months Ended March 31, 2009
Earnings
Net Income from Continuing Operations	$226	$868	$180
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	(1)	(1)	—
Minority Interest Loss	—	—	—
Income Tax	122	440	94
Pre-Tax Income from Continuing Operations	$350	$1,318	$277

Add: Fixed Charges*	163	660	157
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Earnings	$508	$1,960	$429
* Fixed Charges
Interest on Long-term Debt	$146	$574	$138
Amortization of Debt Discount, Premium and Expense	4	16	4
Interest Capitalized	—	—	—
Other Interest	2	30	4
Interest Component of Rentals	6	22	6
Pre-Tax Preferred Stock Dividend Requirement	5	18	5
Fixed Charges	$163	$660	$157
Ratio of Earnings to Fixed Charges	3.1	3.0	2.7